Shareholder meeting

On May 26, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 30,845,586 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                                        WITHHELD
                                FOR                     AUTHORITY

James F. Carlin                 30,315,900              517,182
William H. Cunningham           30,296,810              536,272
Richard P. Chapman, Jr.         30,293,961              539,121
James A. Shepherdson            30,308,406              524,676

The preferred shareholders elected Patti McGill Peterson to serve as the Funds Trustee until her successor is duly elected and qualified, with the votes tabulated as follows: 12,849 FOR, 0 AGAINST, 11 ABSTAINING.

The common and preferred shareholders ratified the Trustees selection of Deloitte & Touche LLP as the Funds independent auditor for the fiscal year ending May 31, 2005, with votes tabulated as follows: 30,377,058 FOR, 322,720 AGAINST and 145,808 ABSTAINING.